SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BBX CAPITAL CORPORATION

(Name of Subject Company)

BBX CAPITAL CORPORATION

(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

105540P 100

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman and Chief Executive Officer

BBX Capital Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Daniel Keating, Esq.

Hogan Lovells US LLP

555 13th Street NW

Washington, D.C. 20004

(202) 637-5490

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2015 (the “Statement”) by BBX Capital Corporation, a Florida corporation (the “Company”). The Statement relates to the tender offer (the “Offer”) by BFC Financial Corporation, a Florida corporation (“BFC”) and the majority shareholder of the Company, to purchase up to 4,771,221 shares of the Company’s Class A Common Stock, par value $0.01 per share (including the associated preferred share purchase rights, the “BBX Class A Common Stock”), representing, when added to the shares of BBX Class A Common Stock already owned by BFC, approximately 81% of the outstanding shares of BBX Class A Common Stock at the closing of the Offer, at a purchase price of $20.00 per share, net to the seller in cash, without interest, subject to applicable withholding taxes. The Offer is disclosed in a Tender Offer Statement filed under cover of Schedule TO by BFC with the SEC on March 20, 2015 and as subsequently amended (the “Schedule TO”) and the related offer to purchase, as amended, letter of transmittal and other transmittal documents filed as exhibits to the Schedule TO (“Transmittal Documents”).

Item 2.	Identity and Background of Filing Person

Item 2 is hereby amended and supplemented as follows.

The following sentence is added at the end of the first paragraph of Item 2(b):

“The Schedule TO, as amended, states that the financing condition to the Offer has been satisfied or waived and consummation of the Offer is no longer subject to a financing condition.”

Item 3.	Past Contacts, Transactions, Negotiations, and Agreements

Item 3 is hereby amended and supplemented as follows.

The following section is added as at the end of Item 3:

“Bluegreen Financing.

On April 17, 2015, BFC entered into a Loan Agreement and Promissory Note with Bluegreen Specialty Finance, LLC (“Bluegreen Specialty Finance”), a wholly owned subsidiary of Bluegreen, pursuant to which Bluegreen Specialty Finance agreed to provide an $80 million loan to BFC which may be used to fund BFC’s purchase of BBX Class A Common Stock and payment of related fees and expenses in the Offer (the “Bluegreen Loan”). The Bluegreen Loan will not be secured by any assets of BFC or other collateral. Amounts outstanding on the Bluegreen Loan will bear interest at a rate of 10% per annum. Payment of interest only will be required on a quarterly basis, with all amounts outstanding being due and payable at the end of five years. BFC may prepay the Bluegreen Loan in whole or in part at any time, and prepayments will be required, to the extent necessary, in order for Bluegreen or its subsidiaries to remain in compliance with covenants under their outstanding indebtedness. As described elsewhere in this Statement, BFC and the Company own 54% and 46%, respectively, of Woodbridge, which owns 100% of Bluegreen. A copy of the Loan Agreement and Promissory Note is attached as Exhibit (e)(7) to this Statement.

The Schedule TO, as amended, states that BFC intends to use cash on hand to purchase BBX Class A Common Stock in the Offer and to pay related fees and expenses to the extent the funds required to do so exceed $80 million. Accordingly, the financing condition to the Offer has been satisfied or waived, and consummation of the Offer is no longer subject to a financing condition. However, the Offer remains subject to certain other conditions as described herein, including that BFC determines that the purchase of BBX Class A Common Stock in the Offer will not be reasonably likely to result in BBX Class A Common Stock being delisted from the NYSE or deregistered under the Exchange Act.”

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as follows.

The following section is added at the end of Item 4:

“On April 7, 2015, the BBX Board met with members of the senior management of the Company, who are also officers and directors of BFC, and representatives of Hogan Lovells and Company counsel present. At the meeting, the members of the senior management of the Company, who are also officers and/or directors of BFC, reviewed with the BBX Board a proposal for the Bluegreen Loan. Thereafter, on that date, the BBX Special Committee met with representatives of Hogan Lovells present to consider the terms of the proposed financing. After discussion, the BBX Special Committee approved the proposed financing, subject to the preparation and review of final documentation.”

The following sentence is added as a new paragraph following the section entitled “—Reasons for the BBX Special Committee’s Recommendation—The BBX Special Committee Expresses No Opinion on the Offer and is Remaining Neutral—Timing of Completion”:

“On April 17, 2015, BFC entered into documentation evidencing the Bluegreen Loan and announced that the financing condition was deemed to be satisfied or waived and that consummation of the Offer was no longer subject to a financing condition.”

The following sentence is added as a new paragraph following the section entitled “—Reasons for the BBX Special Committee’s Recommendation—The BBX Special Committee Expresses No Opinion on the Offer and is Remaining Neutral—Indirect Effect on Company Earnings”:

“On April 17, 2015, BFC entered into documentation evidencing the Bluegreen Loan.”

The following sentence is added as a new paragraph following the section entitled “—Reasons for the BBX Special Committee’s Recommendation—The BBX Special Committee Expresses No Opinion on the Offer and is Remaining Neutral—Financing Condition”:

“On April 17, 2015, BFC entered into documentation evidencing the Bluegreen Loan and announced that the financing condition was deemed to be satisfied or waived and that consummation of the Offer was no longer subject to a financing condition.”

The following sentence is added as a new paragraph following the section entitled “—Reasons for the BBX Special Committee’s Recommendation—The BBX Special Committee Expresses No Opinion on the Offer and is Remaining Neutral—Risk that the Offer will not be Consummated”:

“On April 17, 2015, BFC entered into documentation evidencing the Bluegreen Loan and announced that the financing condition was deemed to be satisfied or waived and that consummation of the Offer was no longer subject to a financing condition.”

The following sentence is added as a new paragraph following the section entitled “—Reasons for the BBX Special Committee’s Recommendation—The BBX Special Committee Expresses No Opinion on the Offer and is Remaining Neutral—Risk that Any Loan from Bluegreen to BFC Will Adversely Affect Bluegreen”:

“On April 17, 2015, BFC entered into documentation evidencing the Bluegreen Loan.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(11)	Press Release issued by BFC Financial Corporation, dated April 17, 2015 (filed as Exhibit (a)(5)(ii) to the Schedule TO-T/A filed by BFC with the SEC on April 17, 2015 and incorporated herein by reference)

(e)(7)	Loan Agreement and Promissory Note, dated April 17, 2015, between BFC Financial Corporation and Bluegreen Specialty Finance, LLC (filed as Exhibit (b)(1) to the Schedule TO-T/A filed by BFC with the SEC on April 17, 2015 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

BBX CAPITAL CORPORATION

By:	/S/ Raymond S. Lopez
Name:	Raymond S. Lopez
Title:	Chief Financial Officer

Dated: April 17, 2015